3650 Wesbrook Mall Vancouver, BC V6S 2L2 Tel: 604 677 6905 Fax: 604 677 6915 Email: admin@Cardiome.com

July 30, 2003

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Quebec Securities Commission

Attention: Statutory Filings

Dear Sir/Madame:

Re:        Cardiome Pharma Corp. (the “Company”) – Filing of Interim Financial Statement

We confirm that the interim financial statements for the quarter ended May 31, 2003 were sent to each of the persons listed on the Company’s mailing list maintained in accordance with National Policy 41 on July 30, 2003.

If you have any questions, please contact the undersigned.

Please acknowledge receipt of this letter via SEDAR at your earliest convenience.

Yours truly,
Cardiome Pharma Corp.

“Christina Yip”

Christina Yip
Vice President, Finance and Admin.

cc:         Toronto Stock Exchange